UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 16, 2026

OLIN CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Virginia	1-1070	13-1872319
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

190 Carondelet Plaza, Suite 1530 Clayton, MO		63105
(Address of Principal Executive Offices)		(Zip Code)

(314) 480-1400

(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	OLN	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

On June 16, 2026, Olin Corporation, a Virginia corporation (“Olin”), and Huntsman Corporation, a Delaware corporation (“Huntsman”), issued a joint press release to announce the proposed combination of Olin and Huntsman in an all-stock merger of equals transaction pursuant to an Agreement and Plan of Merger entered into on June 15, 2026. A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. Additionally, on June 16, 2026, Olin and Huntsman issued a joint investor presentation, a copy of which is attached hereto as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is being “furnished” to the U.S. Securities and Exchange Commission (the “SEC”) and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing made by Olin under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Additional Information and Where to Find It

This Current Report on Form 8-K may be deemed to be solicitation material in respect of the proposed transaction between Olin and Huntsman. In connection with the proposed transaction, Olin and Huntsman intend to file relevant materials with the SEC, including, among other filings, an Olin registration statement on Form S-4 in connection with the proposed issuance of shares of Olin’s common stock pursuant to the proposed transaction, which Form S-4 will include a joint proxy statement/prospectus of Olin and Huntsman, which after the registration statement is declared effective by the SEC, will be mailed to shareholders of Olin and stockholders of Huntsman seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF OLIN AND HUNTSMAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This Current Report on Form 8-K is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that Olin or Huntsman may file with the SEC and send to their respective shareholders and stockholders in connection with the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed with the SEC by Olin and Huntsman (when they become available) from the SEC’s website at www.sec.gov, on Olin’s website at www.olin.com under the tab “Investors” and under the heading “SEC Filings” and on Huntsman’s website at www.huntsman.com under the tab “Investors” and under the heading “Financials” and subheading “SEC filings.”

Participants in the Solicitation

Olin, Huntsman, their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Olin’s shareholders and Huntsman’s stockholders in connection with the proposed transaction. Information about Olin’s directors and executive officers is set forth in Olin’s Proxy Statement on Schedule 14A for its 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 20, 2026, its Current Report on Form 8-K, which was filed with the SEC on April 30, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on March 20,  2026, May  5, 2026, May  5, 2026, May 5, 2026, May 5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  19, 2026 and June 3, 2026. Information about Huntsman’s directors and executive officers is set forth in the Huntsman Proxy Statement on Schedule 14A for its 2026 Annual Meeting of stockholders, which was filed with the SEC on March 16, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 18, 2026, its Current Report on Form 8-K, which was filed with the SEC since May 1, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statement of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on June 3, 2026.

Additional information concerning the interests of potential participants in the solicitation of proxies in connection with the proposed transaction, which may, in some cases, be different than those of Olin’s shareholders or Huntsman’s stockholders generally, will be set forth in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC relating to the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the Olin or Huntsman websites described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements”. These statements relate to analyses and other information that are based on management’s current beliefs, certain assumptions and forecasts made by management, and current expectations, estimates and projections. Such forward-looking statements include statements regarding the proposed combination between Olin and Huntsman, the future results of the combined company and the benefits anticipated to be realized from the proposed combination, the impact of the proposed transaction on the combined company’s business, projections as to the amount and timing of synergies and the closing date for the proposed transaction, and other uncertainties and contingencies in connection with the foregoing. The statements contained in this Current Report on Form 8-K that are not statements of historical facts may include “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “outlook,” “project,” “estimate,” “forecast,” “optimistic,” “target” and variations of such words and similar expressions in this Current Report on Form 8-K to identify such forward-looking statements.

The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from these forward-looking statements. Risks and uncertainties include, but are not limited to: (i) the risk that the proposed transaction may not achieve some or all of the anticipated benefits and that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by Olin’s shareholders or Huntsman’s stockholders; (iii) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (iv) the possibility that competing offers or acquisition proposals may be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (vi) the effect of the announcement or pendency of the proposed transaction on Olin’s or Huntsman’s ability to attract, motivate or retain key executives and associates, their ability to maintain relationships with customers, vendors, service providers and others with whom they do business, or their operating results and business generally; (vii) risks related to the proposed transaction diverting management’s attention from Olin’s and Huntsman’s ongoing business operations; (viii) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; (ix) business, industry and operational risks applicable to Olin and/or Huntsman, including (a) sensitivity to economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the sectors served by Olin and/or Huntsman; (b) declines in average selling prices for Olin’s and/or Huntsman’s products and the supply/demand balance for Olin’s and/or Huntsman’s products, including the impact of excess industry capacity; (c) unsuccessful execution of Olin’s and/or Huntsman’s operating models; (d) failure to control costs and inflation impacts or failure to achieve targeted cost reductions; (e) availability of and/or higher-than-expected costs of raw material, energy, transportation, and/or logistics; (f) Olin’s and/or Huntsman’s reliance on a limited number of suppliers for specified feedstock and services and their reliance on third-party transportation; (g) the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of labor disruptions and production hazards; (h) exposure to physical risks associated with climate-related events or increased severity and frequency of severe weather events; (i) the failure or an interruption, including cyber-attacks, of Olin’s and/or Huntsman’s information technology systems, including risks from the rapid evolution and increased adoption of artificial intelligence technologies that may intensify cybersecurity risks and enable new or augment existing attack techniques and the potential for intellectual property infringement or unintentional disclosure of proprietary or confidential information through artificial intelligence tools; (j) risks associated with Olin’s and/or Huntsman’s international sales and operations, including economic, political or regulatory changes; (k) weak industry conditions affecting Olin’s and/or Huntsman’s ability to comply with the financial maintenance covenants in its debt agreements; (l) Olin’s and/or Huntsman’s indebtedness and debt service obligations; (m) failure to identify, attract, develop, retain and motivate qualified employees throughout the respective organizations and ability to manage executive officer and other key senior management transitions; (n) adverse conditions in the credit and capital markets, limiting or preventing Olin’s and/or Huntsman’s ability to borrow or raise capital; (o) Olin’s and/or Huntsman’s inability to complete future acquisitions or joint venture transactions or successfully integrate them into the business; (p) the effects of any declines in global equity markets on asset values and any declines in interest rates or other significant assumptions used to value the liabilities in, and funding of, Olin’s and/or Huntsman’s pension plans; (q) Olin’s and/or Huntsman’s long-range plan assumptions not being realized, causing a non-cash impairment charge of long-lived assets; (r) exposure to risks associated with the creditworthiness of Olin’s and/or Huntsman’s key suppliers, customers and business partners and reductions in demand for their customers’ products; (s) failure to develop new products, processes or applications, or failure to keep pace with evolving technological innovations in end-use markets; (t) inability to protect patents and trade secrets or enforce intellectual property rights, particularly in countries where effective intellectual property laws and judicial systems may be unavailable; (u) conflicts, military actions, terrorist attacks, political events, public health crises and general instability, along with increased security regulations, that could adversely affect Olin and/or Huntsman’s business; and (v) legal, environmental and regulatory risks, including (a) changes in, or failure to comply with, legislation or government regulations or policies, including changes regarding Olin’s and/or Huntsman’s ability to manufacture or use certain products and changes within the international markets in which Olin and/or Huntsman operate; (b) new regulations or public policy changes regarding the transportation of hazardous chemicals and the security of chemical manufacturing facilities; (c) unexpected outcomes from legal or regulatory claims and proceedings; (d) costs and other expenditures in excess of those projected for environmental investigation and remediation or other legal proceedings; (e) various risks associated with Olin’s Lake City U.S. Army Ammunition Plant contract and performance under other governmental contracts and (f) compliance with data privacy regulations, including the General Data Protection Regulation (GDPR) and other applicable data privacy laws, which could result in substantial fines, penalties and legal liability.

All of Olin’s and Huntsman’s forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or Huntsman or that Olin or Huntsman consider immaterial could affect the accuracy of the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions, which are difficult to predict and many of which are beyond the control of Olin and/or Huntsman. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. A further list and descriptions of these risks, uncertainties, and other factors can be found in Olin’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://olin.com or on request from Olin and in Huntsman’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://www.huntsman.com or on request from Huntsman. Any forward-looking statement made in this release speaks only as of the date of this Current Report on Form 8-K. Neither Olin nor Huntsman undertake any obligation to update publicly any forward-looking statements, or any other information in this release whether as a result of future events, new information or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this Current Report on Form 8-K are qualified in their entirety by this cautionary statement.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release, dated June 16, 2026.

99.2	Investor Presentation, dated June 16, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OLIN CORPORATION

Dated: June 16, 2026	By:	/s/ Inchan Hwang
Inchan Hwang
Vice President, Deputy General Counsel and Corporate Secretary

Exhibit 99.1

OLIN and HUNTSMAN Announce Transformative Merger of Equals to Create a $12+ Billion Integrated North American Chemicals Leader

Complementary upstream and downstream capabilities to enhance integration and enable the combined company to better create value across cycles, products and regions

$400+ million of identified and actionable cost synergies and integration benefits

Enhanced financial profile and cost position expected to provide greater performance through the cycle, cash flow generation and growth optionality

Ken Lane to serve as Chief Executive Officer and Peter Huntsman to serve as non-executive Chairman of the Board of Directors of the combined company

Joint investor call and webcast scheduled for June 16, 2026 at 8:00 a.m. Eastern Time

CLAYTON, Missouri, and THE WOODLANDS, Texas — June 16, 2026 — Olin Corporation (NYSE: OLN) and Huntsman Corporation (NYSE: HUN) today announced that they have entered into a definitive agreement to combine in an all-stock merger of equals to create a leading North American chemicals company. The transaction is expected to generate significant value for shareholders of both companies, with more than $400 million in total identified cost synergies and integration benefits.

The combined organization, which will be renamed OlinHuntsman Corporation (“OlinHuntsman”) following the close of the transaction, will benefit from enhanced scale, scope and expanded chlorine optionality, enabling it to create value across markets and cycles. The vertical integration of Olin and Huntsman’s highly complementary upstream and downstream businesses brings together cost-advantaged North American assets and feedstocks with differentiated formulations and high-value advanced materials. From its global manufacturing platform, OlinHuntsman will deliver to diverse and growing end markets including automotive, construction and infrastructure, and industrial applications. OlinHuntsman will have a structurally lower cost position and an expanded ability to convert advantaged Electrochemical Units production into downstream materials, unlocking more opportunities to grow.

“This combination provides a compelling opportunity for Olin and Huntsman to create a more resilient and value-focused chemicals company anchored in North America,” said Ken Lane, President and Chief Executive Officer of Olin. “Huntsman has built an impressive portfolio of polyurethane systems, formulation technologies and advanced materials serving technical, application-driven end markets. By integrating those capabilities with Olin’s world-scale chemicals assets and operations and identified synergies and benefits, we will create an industry leader with greater flexibility to serve customers across the value chain, generate stronger cash flow across the cycle and pursue opportunities that neither business could fully capture on its own. I’m excited by the opportunity to lead OlinHuntsman and deliver long-term value for our shareholders, customers, employees and communities.”

“As our industry continues to globalize, we compete more today against countries, than companies, trade policies and global supply chains than ever before,” said Peter Huntsman, Chairman, President and Chief Executive Officer of Huntsman. “The opportunities this merger creates enable us to generate greater value for our shareholders, deliver exceptional service and products for our customers and provide greater stability and opportunities for our associates. This merger of equals takes two great companies and creates a much stronger global leader.”

Strategic and Financial Rationale

•

Creates a $12B+ North American Chemicals Leader. Together Olin and Huntsman would have 2025 revenue of approximately $12.5 billion on a combined company basis. Complementary portfolios and enhanced geographic footprint, including a significant presence in the U.S. Gulf Coast, will position OlinHuntsman to capitalize on regional sector dynamics. This, along with its presence in Europe and Asia, will enable it to better serve customers across key markets. Olin’s ammunition business, Winchester, will continue to operate as a key business within the combined company, growing its industry-leading brand and deepening its long-term relationships with sporting, law enforcement and military customers.

•

Vertical Integration Improves Cost Position. The transaction will combine Olin’s manufacturing and feedstock capabilities, including chlorine and caustic soda, with Huntsman’s downstream products and formulation expertise. This platform will enable OlinHuntsman to grow with customers at multiple points in the value chain, utilize lower-cost producer economics to drive value globally and improve margins and cash flow through a more efficient operating model.

•

$400M+ Cost Synergies and Integration Benefits. Olin and Huntsman have identified more than $300 million of cost synergies and integration benefits, with the vast majority realized within 24 months and all expected by the end of year three. These synergies will be driven by purchasing and raw material integration, optimization of operations and SG&A savings. The companies have also identified an additional $100 million of raw material integration benefits starting in 2031. In addition to the $400M+ synergies, OlinHuntsman expects to realize approximately $125 million of cash tax benefits through the acceleration of Net Operating Losses.

•

Enhanced Scale and Disciplined Capital Allocation Drive Shareholder Value. The all-stock merger of equals structure will preserve balance sheet strength, and the combination is expected to improve earnings and cash flow generation through the cycle. OlinHuntsman will prioritize disciplined capital allocation focused on deploying maintenance capital to support safe and reliable operations, a stable dividend policy, near-term deleveraging and the deployment of future excess cash toward shareholder returns and high-return organic and inorganic growth projects.

Leadership, Governance and Headquarters

The combined company will benefit from a highly experienced management team and Board of Directors, drawing from both organizations. Upon closing of the transaction, current Olin President and Chief Executive Officer, Ken Lane, will serve as Chief Executive Officer of OlinHuntsman. Current Chairman, President and Chief Executive Officer of Huntsman, Peter Huntsman, will serve as non-executive Chairman of OlinHuntsman’s Board of Directors. Current Huntsman Executive Vice President and Chief Financial Officer, Phil Lister, will serve as the Chief Financial Officer of the combined company.

OlinHuntsman’s Board of Directors will consist of ten members, with equal representation from Olin and Huntsman, including Peter Huntsman and Ken Lane.

To underscore the commitment to deliver on the identified synergies, Todd Slater, current Senior Vice President and Chief Financial Officer of Olin, will serve as Chief Integration Officer of OlinHuntsman, reporting to the Chief Executive Officer. A Strategic Integration Committee of OlinHuntsman’s Board of Directors will oversee the integration and synergy realization.

Upon closing of the transaction, OlinHuntsman will be headquartered in The Woodlands, Texas.

Transaction Details

Under the terms of the agreement, Huntsman shareholders will receive 0.5476 shares in Olin for every one (1) share of Huntsman. Upon completion of the transaction, Olin shareholders will own approximately 54.5% and Huntsman shareholders will own approximately 45.5% of the combined company.

Peter Huntsman further stated, “Ken and I agreed to use an at-the-market exchange ratio using volume-weighted average prices over the trailing 30 days, measured as of the close of June 12, 2026. This delivers a premium to Huntsman’s shareholders relative to the historical averages while reflecting current market conditions. It is also equitable for Olin’s shareholders, smoothing out share price movements from last week’s trading. Looking ahead, our shared focus is on capturing the significant long-term value this transaction creates for both sets of shareholders.”

The transaction has been unanimously approved by the Boards of Directors of both companies and is expected to close in the first half of 2027, subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals and the approval of Olin’s shareholders and Huntsman’s shareholders.

Advisors

Lazard is serving as financial advisor to Olin, and Cravath, Swaine & Moore LLP and Sidley Austin LLP are serving as legal counsel.

Citi and Morgan Stanley & Co. LLC are acting as financial advisors to Huntsman and Kirkland & Ellis LLP is serving as legal counsel. David Fox & Co. LLC acted as advisor to Huntsman.

Conference Call and Additional Materials

Olin and Huntsman will host a joint investor conference call today at 8:00 a.m. Eastern Time to discuss the transaction.

The conference call will be available via live webcast on the investor relations section of each company’s website at www.olin.com/investors/investors-overview/ and www.huntsman.com/investors, or directly at the following web address:

https://event.on24.com/wcc/r/5394127/E052E3C66157E626B1E63E314E310A1E.

Associated presentation materials will also be available for viewing on the respective websites prior to the call.

The conference call can also be accessed by dialing:

Participant Toll-Free Number:	800-420-1459
Participant Direct/International Number:	203-518-9861
Conference ID:	OLNHUN

About Olin

Olin Corporation is a leading vertically integrated global manufacturer and distributor of chemical products and a leading U.S. manufacturer of ammunition. The chemical products produced include chlorine and caustic soda, vinyls, epoxies, chlorinated organics, bleach, hydrogen, and hydrochloric acid. Winchester’s principal manufacturing facilities produce and distribute sporting ammunition, law enforcement ammunition, reloading components, small caliber military ammunition and components, industrial cartridges, and clay targets.

Visit www.olin.com for more information on Olin Corporation.

About Huntsman

Huntsman Corporation is a publicly traded global manufacturer and marketer of diversified chemical products with 2025 revenues of approximately $6 billion from our continuing operations. Our chemical products number in the thousands and are sold worldwide to manufacturers serving a broad and diverse range of consumer and industrial end markets. We operate more than 55 manufacturing, R&D and operations facilities in approximately 25 countries and employ approximately 6,000 associates within our continuing operations. For more information about Huntsman, please visit the company’s website at www.huntsman.com.

Social Media:

X: www.x.com/Huntsman_Corp

Facebook: www.facebook.com/huntsmancorp

LinkedIn: www.linkedin.com/company/huntsman

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Olin Corporation (“Olin”) and Huntsman Corporation (“Huntsman”). In connection with the proposed transaction, Olin and Huntsman intend to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including, among other filings, an Olin registration statement on Form S-4 in connection with the proposed issuance of shares of Olin’s common stock pursuant to the proposed transaction, which Form S-4 will include a joint proxy statement/prospectus of Olin and Huntsman, which after the registration statement is declared effective by the SEC, will be mailed to shareholders of Olin and stockholders of Huntsman seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF OLIN AND HUNTSMAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This

communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that Olin or Huntsman may file with the SEC and send to their respective shareholders and stockholders in connection with the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed with the SEC by Olin and Huntsman (when they become available) from the SEC’s website at www.sec.gov, on Olin’s website at www.olin.com under the tab “Investors” and under the heading “SEC Filings” and on Huntsman’s website at www.huntsman.com under the tab “Investors” and under the heading “Financials” and subheading “SEC filings.”

Participants in the Solicitation

Olin, Huntsman, their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Olin’s shareholders and Huntsman’s stockholders in connection with the proposed transaction. Information about Olin’s directors and executive officers is set forth in Olin’s Proxy Statement on Schedule 14A for its 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 20, 2026, its Current Report on Form 8-K, which was filed with the SEC on April 30, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on March  20, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  19, 2026 and June 3, 2026. Information about Huntsman’s directors and executive officers is set forth in the Huntsman Proxy Statement on Schedule 14A for its 2026 Annual Meeting of stockholders, which was filed with the SEC on March 16, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 18, 2026, its Current Report on Form 8-K, which was filed with the SEC since May 1, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statement of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on June  3, 2026.

Additional information concerning the interests of potential participants in the solicitation of proxies in connection with the proposed transaction, which may, in some cases, be different than those of Olin’s shareholders or Huntsman’s stockholders generally, will be set forth in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC relating to the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the Olin or Huntsman websites described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements”. These statements relate to analyses and other information that are based on management’s current beliefs, certain assumptions and forecasts made by management, and current expectations, estimates and projections. Such forward-looking statements include statements regarding the proposed combination between Olin and Huntsman, the future results of the combined company and the benefits anticipated to be realized from the proposed combination, the impact of the proposed transaction on the combined company’s business, projections as to the amount and timing of synergies and the closing date for the proposed transaction, and other uncertainties and contingencies in connection with the foregoing. The statements contained in this communication that are not statements of historical facts may include “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “outlook,” “project,” “estimate,” “forecast,” “optimistic,” “target” and variations of such words and similar expressions in this communication to identify such forward-looking statements.

The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from these forward-looking statements. Risks and uncertainties include, but are not limited to: (i) the risk that the proposed transaction may not achieve some or all of the anticipated benefits and that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by Olin’s shareholders or Huntsman’s stockholders; (iii) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (iv) the possibility that competing offers or acquisition proposals may be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (vi) the effect of the announcement or pendency of the proposed transaction on Olin’s or Huntsman’s ability to attract, motivate or retain key executives and associates, their ability to maintain relationships with customers, vendors, service providers and others with whom they do business, or their operating results and business generally; (vii) risks related to the proposed transaction diverting management’s attention from Olin’s and Huntsman’s ongoing business operations; (viii) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; (ix) business, industry and operational risks applicable to Olin and/or Huntsman, including (a) sensitivity to economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the sectors served by Olin and/or Huntsman; (b) declines in average selling prices for Olin’s and/or Huntsman’s products and the supply/demand balance for Olin’s and/or Huntsman’s products, including the impact of excess industry capacity; (c) unsuccessful execution of Olin’s and/or Huntsman’s operating models; (d) failure to control costs and inflation impacts or failure to achieve targeted cost reductions; (e) availability of and/or higher-than-expected costs of raw material, energy, transportation, and/or logistics; (f) Olin’s and/or Huntsman’s reliance on a limited number of suppliers for specified feedstock and services and their reliance on third-party transportation; (g) the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of labor disruptions and production hazards; (h) exposure to physical risks associated with climate-related events or increased severity and frequency of severe weather events; (i) the failure or an interruption, including cyber-attacks, of Olin’s and/or Huntsman’s information technology systems, including risks from the rapid evolution and increased adoption of artificial intelligence technologies that may intensify cybersecurity risks and enable new or augment existing attack techniques and the potential for intellectual property infringement or unintentional disclosure of proprietary or confidential information through artificial intelligence tools; (j) risks associated with Olin’s and/or Huntsman’s international sales and operations, including economic, political or regulatory changes; (k) weak industry conditions affecting Olin’s and/or Huntsman’s ability to comply with the financial maintenance covenants in its debt agreements; (l) Olin’s and/or Huntsman’s indebtedness and debt service obligations; (m) failure to identify, attract, develop, retain and motivate qualified employees throughout the respective organizations and ability to manage executive officer and other key senior management transitions; (n) adverse conditions in the credit and capital markets, limiting or preventing Olin’s and/or Huntsman’s ability to borrow or raise capital; (o) Olin’s and/or Huntsman’s inability to complete future acquisitions or joint venture transactions or successfully integrate them into the business; (p) the effects of any declines in global equity markets on asset values and any declines in interest rates or other significant assumptions used to value the liabilities in, and funding of, Olin’s and/or Huntsman’s pension plans; (q) Olin’s and/or Huntsman’s long-range plan assumptions not being realized, causing a non-cash impairment charge of long-lived assets; (r) exposure to risks associated with the creditworthiness of Olin’s and/or Huntsman’s key suppliers, customers and business partners and reductions in demand for their customers’ products; (s) failure to develop new products, processes or applications, or failure to keep pace with evolving technological innovations in end-use markets; (t) inability to protect patents and trade secrets or enforce intellectual property rights, particularly in countries where effective intellectual property laws and judicial systems may be unavailable; (u) conflicts, military actions, terrorist attacks, political events, public health crises and general instability, along with increased security regulations, that could adversely affect Olin and/or Huntsman’s business; and (v) legal, environmental and regulatory risks, including (a) changes in, or failure to comply with, legislation or government regulations or policies, including changes regarding Olin’s and/or Huntsman’s ability to manufacture or use certain products and changes within the international markets in which Olin and/or Huntsman operate; (b) new regulations or public policy changes regarding the transportation of hazardous chemicals and the security of chemical manufacturing facilities; (c) unexpected outcomes from legal or regulatory claims and proceedings; (d) costs and other expenditures in excess of those projected for environmental investigation and remediation or other legal proceedings; (e) various risks associated with Olin’s Lake City U.S. Army Ammunition Plant contract and performance under other governmental contracts and (f) compliance with data privacy regulations, including the General Data Protection Regulation (GDPR) and other applicable data privacy laws, which could result in substantial fines, penalties and legal liability.

All of Olin’s and Huntsman’s forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or Huntsman or that Olin or Huntsman consider immaterial could affect the accuracy of the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions, which are difficult to predict and many of which are beyond the control of Olin and/or Huntsman. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. A further list and descriptions of these risks, uncertainties, and other factors can be found in Olin’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://olin.com or on request from Olin and in Huntsman’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://www.huntsman.com or on request from Huntsman. Any forward-looking statement made in this release speaks only as of the date of this communication. Neither Olin nor Huntsman undertake any obligation to update publicly any forward-looking statements, or any other information in this release whether as a result of future events, new information or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Note about Combined and Non-GAAP Financial Information

The financial information for the combined businesses of Olin and Huntsman is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of Olin or Huntsman. These measures are provided for illustrative purposes and are based on an arithmetic sum of the relevant historical financial measures of Olin and Huntsman. These measures do not reflect what the combined company’s financial condition or results of operations would have been had the proposed transaction occurred on or prior to the dates indicated. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of Olin’s and Huntsman’s respective filings with the SEC.

This communication also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), such as adjusted EBITDA, combined adjusted EBITDA, combined sales, synergies and integration benefits. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures. There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. Olin and Huntsman caution you not to place undue reliance on these non-GAAP financial measures.

For a definition of Olin’s and Huntsman’s respective adjusted EBITDA and a reconciliation of adjusted EBITDA to the most comparable GAAP financial measure for 2025, please see Olin’s Current Report on Form 8-K filed with the SEC on January 29, 2026 and Huntsman’s Current Report on Form 8-K filed with the SEC on February 18, 2026.

Exhibit 99.2 Creating an Integrated North American Chemicals Leader JUNE 2026

Disclaimer Additional Information and Where to Find It associated with climate-related events or increased severity and frequency of severe weather events; (i) the failure or an interruption, including cyber-attacks, of Olin’s and/or Huntsman’s information technology systems, including risks from the rapid evolution and increased adoption of artificial intelligence technologies that may intensify cybersecurity risks and enable new or augment existing attack techniques and the potential for intellectual property infringement or unintentional disclosure of proprietary or confidential information through artificial intelligence This presentation may be deemed to be solicitation material in respect of the proposed transaction between Olin Corporation (“Olin”) and Huntsman Corporation (“Huntsman”). In connection tools; (j) risks associated with Olin’s and/or Huntsman’s international sales and operations, including economic, political or regulatory changes; (k) weak industry conditions affecting Olin’s with the proposed transaction, Olin and Huntsman intend to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including, among other filings, an and/or Huntsman’s ability to comply with the financial maintenance covenants in its debt agreements; (l) Olin’s and/or Huntsman’s indebtedness and debt service obligations; (m) failure to Olin registration statement on Form S-4 in connection with the proposed issuance of shares of Olin’s common stock pursuant to the proposed transaction, which Form S-4 will include a joint identify, attract, develop, retain and motivate qualified employees throughout the respective organizations and ability to manage executive officer and other key senior management proxy statement/prospectus of Olin and Huntsman, which after the registration statement is declared effective by the SEC, will be mailed to shareholders of Olin and stockholders of transitions; (n) adverse conditions in the credit and capital markets, limiting or preventing Olin’s and/or Huntsman’s ability to borrow or raise capital; (o) Olin’s and/or Huntsman’s inability to Huntsman seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF OLIN AND HUNTSMAN ARE URGED TO READ ALL RELEVANT complete future acquisitions or joint venture transactions or successfully integrate them into the business; (p) the effects of any declines in global equity markets on asset values and any DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR declines in interest rates or other significant assumptions used to value the liabilities in, and funding of, Olin’s and/or Huntsman’s pension plans; (q) Olin’s and/or Huntsman’s long-range SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED plan assumptions not being realized, causing a non-cash impairment charge of long-lived assets; (r) exposure to risks associated with the creditworthiness of Olin’s and/or Huntsman’s key TRANSACTION AND ANY SOLICITATION. This presentation is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that Olin or Huntsman suppliers, customers and business partners and reductions in demand for their customers’ products; (s) failure to develop new products, processes or applications, or failure to keep pace may file with the SEC and send to their respective shareholders and stockholders in connection with the proposed transaction. Investors and securityholders will be able to obtain free copies with evolving technological innovations in end-use markets; (t) inability to protect patents and trade secrets or enforce intellectual property rights, particularly in countries where effective of the registration statement and the joint proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed with the SEC by Olin intellectual property laws and judicial systems may be unavailable; (u) conflicts, military actions, terrorist attacks, political events, public health crises and general instability, along with and Huntsman (when they become available) from the SEC’s website at www.sec.gov, on Olin’s website at www.olin.com under the tab “Investors” and under the heading “SEC Filings” and on increased security regulations, that could adversely affect Olin and/or Huntsman’s business; and (v) legal, environmental and regulatory risks, including (a) changes in, or failure to comply Huntsman’s website at www.huntsman.com under the tab “Investors” and under the heading “Financials” and subheading “SEC filings.” with, legislation or government regulations or policies, including changes regarding Olin’s and/or Huntsman’s ability to manufacture or use certain products and changes within the international markets in which Olin and/or Huntsman operate; (b) new regulations or public policy changes regarding the transportation of hazardous chemicals and the security of chemical manufacturing facilities; (c) unexpected outcomes from legal or regulatory claims and proceedings; (d) costs and other expenditures in excess of those projected for environmental Participants in the Solicitation investigation and remediation or other legal proceedings; (e) various risks associated with Olin’s Lake City U.S. Army Ammunition Plant contract and performance under other governmental contracts; and (f) compliance with data privacy regulations, including the General Data Protection Regulation (GDPR) and other applicable data privacy laws, which could result in substantial Olin, Huntsman, their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the fines, penalties and legal liability. solicitation of proxies from Olin’s shareholders and Huntsman’s stockholders in connection with the proposed transaction. Information about Olin’s directors and executive officers is set forth in Olin’s Proxy Statement on Schedule 14A for its 2026 Annual Meeting of shareholders, which was filed with the SEC on March 20, 2026, its Annual Report on Form 10-K for the year ended All of Olin’s and Huntsman’s forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or Huntsman or December 31, 2025, which was filed with the SEC on February 20, 2026, its Current Report on Form 8-K, which was filed with the SEC on April 30, 2026, and subsequent statements of that Olin or Huntsman consider immaterial could affect the accuracy of the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, changes in beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements uncertainties, and assumptions, which are difficult to predict and many of which are beyond the control of Olin and/or Huntsman. Therefore, actual outcomes and results may differ materially of Beneficial Ownership on Form 5 on file with the SEC, including filings made on March 20, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, 2026, May 5, from those matters expressed or implied in such forward-looking statements. A further list and descriptions of these risks, uncertainties, and other factors can be found in Olin’s filings with 2026, May 5, 2026, May 19, 2026 and June 3, 2026. Information about Huntsman’s directors and executive officers is set forth in the Huntsman Proxy Statement on Schedule 14A for its the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at 2026 Annual Meeting of stockholders, which was filed with the SEC on March 16, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC http://www.sec.gov, https://olin.com or on request from Olin and in Huntsman’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on February 18, 2026, its Current Report on Form 8-K, which was filed with the SEC since May 1, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://www.huntsman.com or on request from Huntsman. Any forward-looking including the Initial Statement of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the statement made in this presentation speaks only as of the date of this presentation. Neither Olin nor Huntsman undertake any obligation to update publicly any forward-looking statements, SEC, including filings made on June 3, 2026. or any other information in this presentation whether as a result of future events, new information or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Additional information concerning the interests of potential participants in the solicitation of proxies in connection with the proposed transaction, which may, in some cases, be different than those of Olin’s shareholders or Huntsman’s stockholders generally, will be set forth in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed Important Note about Combined and Non-GAAP Financial Information with the SEC relating to the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the Olin or Huntsman websites described above. The financial information for the combined businesses of Olin and Huntsman is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. Cautionary Statement Regarding Forward-Looking Statements This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of Olin or Huntsman. These measures are provided for illustrative purposes and are based on an arithmetic sum of the relevant historical financial measures of Olin and Huntsman. These measures do not reflect what This presentation contains “forward-looking statements”. These statements relate to analyses and other information that are based on management’s current beliefs, certain assumptions the combined company’s financial condition or results of operations would have been had the proposed transaction occurred on or prior to the dates indicated. Various factors could cause and forecasts made by management, and current expectations, estimates and projections. Such forward-looking statements include statements regarding the proposed combination between actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of Olin’s and Huntsman’s Olin and Huntsman, the future results of the combined company and the benefits anticipated to be realized from the proposed combination, the impact of the proposed transaction on the respective filings with the SEC. combined company’s business, projections as to the amount and timing of synergies and the closing date for the proposed transaction, and other uncertainties and contingencies in connection with the foregoing. The statements contained in this communication that are not statements of historical facts may include “forward looking statements” as defined in the Private This presentation also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), such as adjusted EBITDA, combined Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “outlook,” “project,” “estimate,” “forecast,” “optimistic,” adjusted EBITDA, combined sales, synergies and integration benefits. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, “target” and variations of such words and similar expressions in this presentation to identify such forward-looking statements. or as a substitute for, the comparable GAAP measures. There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. Olin and Huntsman caution you not to place The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or undue reliance on these non-GAAP financial measures. known or unknown risks or uncertainties materialize, actual results could vary materially from these forward-looking statements. Risks and uncertainties include, but are not limited to: (i) the risk that the proposed transaction may not achieve some or all of the anticipated benefits and that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure For a definition of Olin’s and Huntsman’s respective adjusted EBITDA and a reconciliation of adjusted EBITDA to the most comparable GAAP financial measure for 2025, please see Olin’s to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by Olin’s shareholders or Huntsman’s stockholders; (iii) the possibility that any or all of the Current Report on Form 8-K filed with the SEC on January 29, 2026 and Huntsman’s Current Report on Form 8-K filed with the SEC on February 18, 2026. various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (iv) the possibility that competing offers or acquisition proposals may be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (vi) the effect of the announcement or pendency of the proposed transaction on Olin’s or Huntsman’s ability to attract, motivate or retain key executives and associates, their ability to maintain relationships with customers, vendors, service providers and others with whom they do business, or their operating results and business generally; (vii) risks related to the proposed transaction diverting management’s attention from Olin’s and Huntsman’s ongoing business operations; (viii) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; (ix) business, industry and operational risks applicable to Olin and/or Huntsman, including (a) sensitivity to economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the sectors served by Olin and/or Huntsman; (b) declines in average selling prices for Olin’s and/or Huntsman’s products and the supply/demand balance for Olin’s and/or Huntsman’s products, including the impact of excess industry capacity; (c) unsuccessful execution of Olin’s and/or Huntsman’s operating models; (d) failure to control costs and inflation impacts or failure to achieve targeted cost reductions; (e) availability of and/or higher-than-expected costs of raw material, energy, transportation, and/or logistics; (f) Olin’s and/or Huntsman’s reliance on a limited number of suppliers for specified feedstock and services and their reliance on third-party transportation; (g) the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of labor disruptions and production hazards; (h) exposure to physical risks 2

PETER HUNTSMAN KENNETH LANE Chairman of the Board, President and President and Chief Executive Officer Chief Executive Officer Today’s HUNTSMAN OLIN Participants TODD SLATER PHIL LISTER Senior Vice President and Executive Vice President and Chief Financial Officer Chief Financial Officer OLIN HUNTSMAN 3

Merger of Equals Creates a $12B+ North American Chemicals Leader Creates a $12B+ North Vertical Integration Enhanced Scale and Experienced Leadership American Chemicals Improves Cost Position, Disciplined Capital with Shared Focus on Leader Amplified by $400M+ Allocation Drive Value Creation Cost Synergies Shareholder Value North American anchor with Structurally lower and more Strong cash flow to support Combined company will complementary Europe & APAC stable cost position to improve near-term deleveraging, benefit from highly footprint to better serve financial performance through shareholder returns and highly experienced management customers across diverse and the cycle accretive growth projects team, Board of Directors and growing end markets closely aligned corporate High confidence in $400M+ of cultures Winchester to operate as a key operational and SG&A synergies; business within the combined ~$125M in additional cash tax company benefits 4

Transaction Summary



TRANSACTION STRUCTURE

- All-stock merger of equals
- Huntsman shareholders to receive 0.5476 shares in Olin for every 1 share in Huntsman
- Post-transaction ownership split: 54.5% Olin shareholders / 45.5% Huntsman shareholders

EXPECTED SYNERGIES

- $300M+ synergy and integration benefits by end of year 3
- $100M+ additional raw material integration benefits in 2031
- ~$125M cash tax benefits from accelerated NOLs(2)

NAME AND HEADQUARTERS

- Company name: OlinHuntsman Corporation
- Corporate headquarters: The Woodlands, Texas

TIMING / APPROVALS

- Expected transaction closing in H1 2027
- Unanimously approved and recommended by the Boards of Directors at both companies
- Transaction is subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals and the approval of Olin's shareholders and Huntsman's shareholders

BALANCED GOVERNANCE & LEADERSHIP

CHIEF EXECUTIVE OFFICER
Kenneth Lane



CHAIRMAN OF THE BOARD(1)
Peter Huntsman



CHIEF FINANCIAL OFFICER
Phil Lister



CHIEF INTEGRATION OFFICER
Todd Slater



BOARD OF DIRECTORS

5 from existing Olin Board of Directors (including CEO)

Chair of Compensation and Chair of Governance Committees

5 from existing Huntsman Board of Directors (including Chairman)

Chair of Audit and Chair of Integration Committees

(1) Non-Executive Chairman
(2) Net Operating Loss

Olin | HUNTSMAN

5

Increased Scale to Compete in Diverse and Growing End Markets Combined Company Financials in $B COMBINED COMPANY GEOGRAPHIC MIX % 2025 Revenue (1) Rest of World $12.5 $0.9 | $1.3 9% 2025 Revenue 2025 EBITDA Europe 17% U.S. and KEY END MARKETS Canada Aerospace | Automotive | Consumer | 56% Construction & Infrastructure | Defense | Electronics | APAC Energy | Industrial | Pulp & Paper | Water Treatment 18% Source: Company Filings (1) Including run-rate annual synergies of $400M+ 6

Deeper Integration Drives Value Chain Benefits ADVANTAGED UPSTREAM LEADERSHIP DOWNSTREAM APPLICATION EXPERTISE • Favorable cost position from U.S. Gulf Coast economics• Large downstream participant in the chlorine value chain Today• World-scale chlor alkali and derivatives production Today• Formulation and applications expertise • High optionality for ECU products• Deep end market customer relationships MDI / PU Advanced Formulated MDI / PU Advanced Formulated Chlorine EDC/VCM Caustic Epoxy Amines Chlorine Caustic EDC / VCM Epoxy Amines Systems Materials Solutions Systems Materials Solutions • Significantly expanded outlets for chlorine• Access to chlorine inputs at producer economics • Enhanced cross-cycle operating rates• Improved U.S. cost position in MDI / amines / epoxy Pro Pro Forma Forma • Liberation of additional caustic soda volumes• Stronger resilience through the cycle • Greater flexibility in market entry points along epoxy chain• Accelerates downstream growth while improving feedstock security EXPANDED CHLORINE OPTIONALITY AND ECU OPTIMIZATION COST-ADVANTAGED FEEDSTOCK ACCESS Combined Strength and Profitability Unlocks More Opportunities to Grow 7

Creating a Stronger, More Diversified Platform With Differentiated Downstream Capabilities

SELECTED INTEGRATED VALUE CHAINS

■ Current Olin Strength ■ Current Huntsman Strength ■ External


ECU → POLYURETHANES
Chlor Alkali
Chlorine
Caustic Soda
Phosgene
MDI
Polyol
Polyurethane
Formulated Systems
ECU → AMINES
Chlor Alkali
Chlorine
Ethylene
Caustic Soda
EDC
Amines
ECU → EPOXIES
Chlor Alkali
Caustic Soda
Chlorine
Phenol / Acetone
EPI / BPA / BPF
Commodity Resin
Specialty Resin
Formulated Systems

SELECT GROWTH END MARKETS


AEROSPACE
AUTOMOTIVE
CONSTRUCTION & INFRASTRUCTURE
CONSUMER
ELECTRONICS
ENERGY
INDUSTRIAL
WATER TREATMENT

- ✓ Higher value ECU optionality
- ✓ Utilize lower-cost producer economics to compete globally
- ✓ Improve profitability and resilience in all market environments
- ✓ Grow with customers at multiple points in the value chain

MDI = Methylene Diphenyl Diisocyanate, EDC = Ethylene Dichloride, EPI = Epichlorohydrin, BPA = Bisphenol A, BPF = Bisphenol F

Olin | HUNTSMAN 8

$400M+ Cost Synergy and Integration Benefits Identified

$300M+ OF IDENTIFIED NEAR-TERM SYNERGIES

PURCHASING & RAW MATERIAL INTEGRATION

- Raw material cost savings from scale and sourcing
- Rationalized supply relationships
- Shift to internal supply for epoxy and amines

~$75M Annual Synergy

OPERATIONS

- Global asset optimization
- Fixed cost reduction from integrated operations

~$75M Annual Synergy

SG&A

- Overhead reduction
- Elimination of duplicative corporate costs

~$150M Annual Synergy

LINE OF SIGHT TO $400M+ SYNERGIES PER YEAR, AFTER FULL INTEGRATION ($M)


$400+
$100+
$300+
Year 1
Year 2
Year 3
2031 Additional Raw Material Integration
Total Synergy and Integration Benefits

ADDITIONAL CASH TAX BENEFITS FROM COMBINED NOL OPTIMIZATION OF ~$125M (NOT INCLUDED IN COST SYNERGY FIGURE)

Olin | HUNTSMAN

9

Significantly Improved Profitability and Cash Flow Through the Cycle (1) ADJUSTED EBITDA ($B) Stronger Combined More Resilient and Combined Company Combined Company 2025 Financial Profile Drives Profitable with 2021 – 2025 Average Profitability from Combined Company $2.7B Synergy and 2025 $1.3B+ $0.4 (1) Integration Benefits Adjusted EBITDA $1.3B Enhanced Free Cash Accelerated Upside $2.3 $0.4 Run-rate Synergies Flow Generation as Cycle Turns $0.9 Source: Company Filings 10 (1) Reflects combined company 2025 synergized Adjusted EBITDA

Stronger Combined Stronger combined financial profile driven Year-end 2025 net leverage by synergy capture, integration benefits of 4.6x (or 3.2x with full synergy Financial Profile (2) and increased scale implementation ) on a combined company basis A combined company balance sheet with balanced maturity profile; no bond Combined liquidity of $2.3B; maturities before 2029 expect to maintain strong liquidity profile going forward Attractive blended cost of (1) debt of ~5.1% Disciplined capital allocation enabling deleveraging while supporting shareholder returns and growth LIMITED NEAR-TERM BOND MATURITIES ($M) $1,419 $950 $750 Huntsman $350 $515 $400 Olin $669 $600 2026 2027 2028 2029 2030 2031 Beyond 2031 Note: Financial profile as of December 31, 2025 (1) Blended cost of debt for Huntsman and Olin outstanding fixed-rate senior notes 11 (2) Includes $400M+ of synergies

MAINTENANCE CAPITAL • ~$400M per year on a combined basis to ensure safe and reliable operations DIVIDEND Consistent, • Maintain stable dividend policy • Supported by resilient through-the-cycle cash flows of the Disciplined Capital combined company Allocation Priorities LEVERAGE • Prioritize near-term deleveraging • Prudent leverage through the cycle EXCESS CASH • Excess cash through the cycle prioritized for shareholder returns and high-return growth projects (organic and inorganic) 12 12

KEY TAKEAWAYS Creates a $12B+ North Vertical Integration Enhanced Scale and Experienced Leadership American Chemicals Improves Cost Position, Disciplined Capital with Shared Focus on Leader Amplified by $400M+ Allocation Drive Value Creation Cost Synergies Shareholder Value 13

Appendix

High Confidence in Synergy Delivery with Accountability DAY 1 SYNERGY IMPLEMENTATION PLAN ACCOUNTABILITY FRAMEWORK Bottoms-up synergy capture plan jointly developed IMMEDIATE COST ACTIONS WITH HIGH EXECUTION VISIBILITY by designated cross-functional teams from Olin and • Corporate cost rationalization Huntsman • Elimination of duplicate public company costs • SG&A efficiencies and fixed cost optimization Chief Integration Officer empowered to lead delivery of synergy and integration benefits, directly reporting to the CEO IMPLEMENTATION OF RAW MATERIAL INTEGRATION BENEFITS • EDC / caustic integration into ethyleneamines, including heavies • Epoxy / Advanced Materials supply chain integration • Direct purchasing power from greater combined spend New Strategic Integration Committee of the Board of • Asset optimization opportunities across the combined footprint Directors to oversee integration and synergy capture 15

Winning Combination with Benefits in All Major Regions U.S. GULF COAST EUROPE • Competitive position in strategic end uses • Epoxy integration expands Advanced Materials capabilities • Regional integration enhances economics in epoxies and growth in higher-value applications ALABAMA LOUISIANA TEXAS ASIA McIntosh A strategic manufacturing cluster• Highly cash generative China business Freeport • Strategically compete in attractive markets to Huntsman’s Geismar MDI site sits capitalize on growth opportunities near Olin’s Plaquemine and St. Gabriel chlor alkali assets, creating Huntsman ethyleneamines + Olin a strategic manufacturing cluster in chlor alkali / epoxy assets support a Louisiana highly integrated Gulf Coast chemicals platform 16